Exhibit 12.1

THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)

(In Millions of Dollars Except Ratios)

	Three Months Ended March 31,		Years ended December 31,
	2011		2010	2009		2008	2007	2006
Income (loss) before income taxes	$(146.7)		$33.4	$(144.3)		$(1,383.4)	$388.8	$240.7
Interest expense	184.8		726.5	653.7		870.5	917.0	903.0
Portion of rent estimated to represent the interest factor	35.9		141.9	149.9		155.7	165.1	147.8

Earnings (loss) before income taxes and fixed charges	$74.0		$901.8	$659.3		$(357.2)	$1,470.9	$1,291.5

Interest expense (including capitalized interest)	$185.2		$727.4	$654.9		$873.3	$921.9	$909.2
Portion of rent estimated to represent the interest factor	35.9		141.9	149.9		155.7	165.1	147.8

Fixed charges	$221.1		$869.3	$804.8		$1,029.0	$1,087.0	$1,057.0

Ratio of earnings to fixed charges	(a	)	1.0	(a	)	(a )	1.4	1.2

(a)
Earnings (loss) before income taxes and fixed charges for the three months ended March 31, 2011 and the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges for the period by $147.1 million, $145.5 million and $1,386.2 million, respectively.